SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

CAMUZZI GAZOMETRI SELLS STAKE IN TESA PIACENZA
ENEL ACQUIRES CONTROL OF A 900 MW LIGNITE POWER PLANT IN BULGARIA
ENEL BOARD APPROVES EURO 1.5 BILLION IN NEW BOND ISSUES
ENEL ANNOUNCES PURCHASE OF FRANCE TELECOM STAKE IN WIND FOR EURO 1.3BN
Enel Rises Stake in Wind to 100%

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

•	Press Release dated March 4, 2003;

•	Press Release dated March 5, 2003;

•	Press Release dated March 11, 2003;

•	Press Release dated March 21, 2003;

•	Analyst Presentation dated March 21, 2003 — Enel rises stake in Wind to 100%; Wind 2002 results and strategy

Press Release

CAMUZZI GAZOMETRI SELLS STAKE IN TESA PIACENZA

Rome, March 4, 2003 — Camuzzi Gazometri S.p.A. (Enel Group) and AGAC S.p.A., the energy and environmental services company of the municipality of Reggio Emilia, signed today a contract for the sale to AGAC of Camuzzi Gazometri’s 40% stake in Tesa Piacenza S.p.A. for over euro 40 million.

Tesa was incorporated by the municipality of Piacenza and is principally active in the management of public services in the provincial area. These include waste management and disposal, urban and environmental maintenance, and services related to the integrated water cycle.

The sale is part of Enel’s strategic focus on its core energy business (electricity and gas) and will be concluded once the necessary authorizations of the relevant authorities have been obtained.

Enel’s adviser for the transaction was Lazard & C.

Press Release

ENEL ACQUIRES CONTROL OF A 900 MW LIGNITE POWER PLANT IN BULGARIA

The first step in Enel’s new, international expansion strategy.

The plant burns low-cost lignite from a nearby mine, has competitive production costs and is strategically located with good interconnection to Italy.

Rome, March 5, 2003 — Enel signed today an agreement with U.S. group Entergy to progressively take over Entergy’s stake in a joint venture (Maritza East III Power Company) with Bulgaria’s state electricity group NEK. The joint venture will own the Maritza East III thermoelectric power plant, located in Stara Zagora in Bulgaria’s southeast, and will be responsible for its management, modernization and environmental improvement.

Enel’s financial commitment, which includes 60% of Entergy’s stake in the joint venture bought today and an option on Entergy’s remaining stake (40%), will be between euro 110 million and euro 140 million. The price depends on the conditions under which the option is exercised, which are linked to the project’s financial performance. At the conclusion of the transaction, Enel will have full control of the joint venture with a more than 70% stake. Enel’s chief executive Paolo Scaroni said: “The acquisition falls into Enel’s strategic plan for growth in Europe. The Balkan area is of great interest because of the liberalization and privatization taking place in the electricity sector; and Enel’s specific experience could prove a determining factor in the project’s success. Bulgaria is particularly interesting. It offers the prospect of electricity sector liberalization, the availability of very competitive fuels, like lignite, and the capability for electricity export to Turkey, Greece and Italy.”

The plant was built between the 1970s and the 1980s. It has an installed capacity of 840 MW, consisting of four units of 210 MW each, and is fuelled with lignite from a nearby mine. It also has an electricity sale contract with NEK for 15 years, in addition to the period of modernization and environmental improvement.

Modernization will lengthen the power plant’s life, while the addition of a desulfurization plant will bring its emissions into line with international standards. Once renovated, the plant will be able to generate about 900 MW of power, and will become the point of reference for Bulgaria’s entire electricity system, as well as one of the region’s most competitive in terms of production cost.

The total investment, about euro 600 million, will be structured as project financing with the involvement of the European Bank for Reconstruction and Development, Banca Mediocredito (Unicredito Italiano group), Crédit Agricole and Société Génerale.

Press Release

ENEL BOARD APPROVES EURO 1.5 BILLION IN NEW BOND ISSUES

Rome, March 11, 2003 — A meeting of Enel’s Board of Directors, chaired by Piero Gnudi, acting pursuant to a mandate approved by the shareholders on May 25, 2001, today approved the issue by Enel through December 31, 2003 of one or more series of bonds in a total amount of euro 1.5 billion. The bonds may be denominated in euro or other currencies.

The Board delegated the definition of the size, currency, timing and other characteristics of the individual bond issues to the Chief Executive Officer, as well as the option of requesting their eventual listing on the Italian and/or international stock exchanges.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Press Release

ENEL ANNOUNCES PURCHASE OF FRANCE TELECOM STAKE IN WIND FOR EURO 1.3BN
POSITIVE 2002 RESULTS FOR WIND

Rome, March 21, 2003 — Enel S.p.A. (“Enel”) today announced the financial results for its subsidiary Wind S.p.A. (“Wind”) for the year ended December 31, 2002. Enel is also pleased to announce that it has purchased from Orange (a subsidiary of France Telecom) its 26.6% stake in Wind for a value of euro 1.33bn. The purchase of this stake brings Enel’s ownership of Wind to 100%.

TRANSACTION HIGHLIGHTS

•	Enel will purchase France Telecom’s 26.6% of Wind for euro 1.33bn in cash, bringing Enel’s ownership of Wind to 100%.

•	Price implies over 30% discount to Enel’s DCF valuation.

•	Transaction strengthens Enel’s financial investor approach to Wind. 100% ownership gives Enel greater control of the business and the strategic flexibility to maximise future value.

WIND 2002 FINANCIAL HIGHLIGHTS

•	Revenues: euro 3.921bn (2001: euro 3.457 bn); EBITDA: euro 614m (2001: euro 18m).

•	Strong 2002 results driven by volume growth, average revenue per user (“ARPU”) increase and the rollout of value added services (“VAS”).

•	28.5m customers accounts at end of 2002: 8.7m mobile, 7.4m fixed and 12.4m Internet.

•	Positive outlook for 2003; Wind expected to be financially independent by the end of 2004.

Paolo Scaroni, Enel’s Chief Executive, commented:

“Wind has continued to grow strongly in 2002. The agreement with France Telecom represents a further step in our stated strategy of developing Wind as a financial investment. By achieving 100% ownership, we will have full control over the industrial plan and we will increase our options to capitalise on our investment as soon as Wind becomes financially independent.”

There will be a conference call for analysts and investors on Wind’s 2002 results and on the France Telecom transaction at 10.30 CET this morning.

There will be a press conference at Enel’s Auditorium at viale Regina Margherita 125 at 12.30 CET, with Paolo Scaroni, CEO, Fulvio Conti, CFO, and Tommaso Pompei, CEO of Wind.

FURTHER FINANCIAL DETAILS OF THE TRANSACTION

The price includes the cancellation of France Telecom’s call option to raise its stake in Wind to 44%.

The agreement also includes a partial reimbursement mechanism to protect France Telecom in the event of a cash sale of Wind shares at a higher valuation before December 2004.

The transaction also provides for the transfer to Enel of France Telecom’s euro 173m loan to Wind.

The transaction will be effective upon the approval of the relevant regulatory authorities.

WIND 2002 FINANCIAL RESULTS

The financial statements for 2002 were approved at the Annual General Meeting of shareholders held on March 20, 2003.

Consolidated results for the year to December 31, 2002

Wind’s total consolidated revenues for 2002 amounted to euro 3,921 million. This represents growth of around 13% on a like-for-like basis of consolidation (based on the consolidation of Infostrada in Wind’s accounts throughout 2001), and approximately three times the growth achieved by the market as a whole.

Net revenues from telecommunications services rose to euro 3,644 million, up by more than 14% on 2001 on a like-for-like basis of consolidation.

Consolidated EBITDA for 2002 reached euro 614 million, compared with the euro 18 million of the previous year on a pro-forma basis, and representing an EBITDA margin of 16.8% based on revenues from services.

Wind’s Capex amounted to euro 2,068 million in 2002 (compared with euro 2,054 million in 2001 on a pro-forma basis), with investment focusing on further extension of the fixed-line and mobile networks and the introduction of new services and content for the various platforms.

Wind reported positive operating cash flow, before investment but including interest expense, of euro 300 million, compared with a negative amount of around euro 200 million in 2001.

At the end of 2002, Wind’s consolidated net debt stood at euro 6,910 million (euro 5,642 million in 2001), including euro 5,975 million represented by net debt due to third parties, euro 289 million primarily relating to the deferred portion of the cost of the UMTS licence and euro 646 million represented by subordinated shareholder loans.

Net debt at year end was positively influenced by the securitization of accounts receivable (either already billed or accrued but still to be billed) deriving from post-paid fixed-line and mobile services.

The accounts report a consolidated net loss of euro 900 million, in line with expectations at the start of the year.

Market performance

The number of customers totalled 28.5 million at the end of 2002, with 8.7 million mobile subscribers, 7.4 million fixed-line users and 12.4 million registered Internet users.

Total telephone traffic carried by Wind amounted to 56 billion minutes, including voice and data, during 2002, representing growth of 10% versus 2001.

In the mobile segment Wind had issued 8.7 million SIM cards by the end of 2002, representing a market share of 16%.

In this market Wind was the first in Italy to introduce Mobile Number Portability (MNP) in May 2002. With a 46% share of the 300,000 Italian customers who had opted to change operator by the end of the year, Wind claimed the role of market leader in this segment, thereby showing that there is real growth potential in what is considered a mature market.

Revenues from mobile services rose 30%. Revenues from data transmission, up 70% on 2001, made a particularly important contribution. Such revenues represented 12% of total mobile revenues (9% in 2001).

Great importance was placed on the diffusion of Value Added Services (VAS) and the introduction of new multimedia services such as MMS and video clips. Wind again beat the market to the starting line by launching GPRS video messages in December 2002. Wind’s Christmas campaign — which was in keeping with the Company’s strategy of introducing innovative services and selling content — proved an enormous success with 800,000 WindCards sold and the transmission of hundreds of thousands of MMS over the Wind network over the Christmas-New Year 2002 period.

With 7.4 million subscribers at the end of 2002 and a market share of 66% among alternative operators, Wind is Italy’s principal alternative to the incumbent fixed-line operator.

During the final quarter of 2002, Wind gave a decisive boost to its LLU (unbundling of the local loop) customer acquisition programme via a national campaign. As a result the Company is now the European leader in terms of the speed and size of growth achieved. Wind now acquires an average of over 1,500 LLU customers a day and covers over 26% of the available market.

Wind also continued to attract broadband (ADSL) customers, again positioning itself as a valid alternative to the incumbent with approximately 40,000 customers in 2002.

In the Internet segment, Wind is the outright leader with 12.4 million subscribers, up 38% on 2001.

With 7.7 billion pageviews in 2002 (up 27% on 2001) the Libero portal represents Italy’s largest Internet operation and one of the leading players in Europe. In June 2002, Wind became the first operator in Italy to launch subscriber-only “Premium” services to add to the free content already offered by the portal. Our customers now have access to exclusive added-value services and content.

In 2002, revenues from the services supplied to the Enel Group amounted to euro 228 million, representing 5.8% of total revenues, compared with the 9% of 2001. Such a decrease is due to both revenue growth and the reduction in the prices applied to the Enel Group, which from January 1, 2002 are based on best market benchmarks.

Infrastructure development

Wind has achieved outstanding results in developing its technological infrastructure enabling it to offer advanced, integrated services throughout the country.

At the end of 2002, the GSM mobile network covered 98% of the population, with the new GPRS services available to all customers. Deployment of the UMTS access network also began in a number of Italian cities.

Integration of the GPRS system with the fixed-line data network (providing coverage of the entire country with 167 installations) allows Wind’s customers to use the principal data services even when on the move.

The main elements of the fixed-line network may be summarised as follows:

•	coverage of the entire population for both carrier selection and pre-selection;

•	434 LLU sites installed at the same number of telephone exchanges, enabling the Group to offer direct narrowband and broadband (ADSL) access for fixed-line customers representing 26% of the available market;

•	over 18,000 kilometres of transmission backbone linking all provincial capitals and other major cities. The network is also hooked up to the European backbone connecting a total of 250 European cities in 16 countries;

•	over 2,200 kilometres of optical fibre Metropolitan Area Networks (cable pipes and optical fibre) guaranteeing local access to high capacity and high-speed voice, data and internet services, thus also optimising interconnection costs.

Integration of the call centres operated by Wind, Infostrada and, at the end of year, Blu was also completed in 2002. The 6 call centres now work as a single virtual call centre, with a total of around 30 million calls dealt with in 2002.

Wind people

At the end of December 2002, the Wind Group had over 8,600 employees with an average age of just over 30. Approximately 30% are graduates (excluding call centre personnel) and higher proportion than ever before are women at 47% of the total.

A total of just under 24,000 man-days of both technical/specialist and management training was provided in 2002.

Wind is today present throughout Italy with technical or commercial centres in over 45 cities.

Other events during 2002

•	The assets acquired by Wind as a result of the break-up of Blu were of great significance. Between November and December 2002, around 450,000 Blu customers migrated to Wind, beating all previous expectations.

•	In November 2002, Wind was awarded a contract by CONSIP (the Concessionaire for Public Information Services) to provide mobile services to government agencies, thereby renewing and extending the contract awarded in November 2000. The award is proof of Wind’s reputation as a reliable and competitive operator in the corporate market.

•	In July 2002, the Telecommunications Authority recognised that Wind has “significant market strength” with regard to Internet access, in particular in the intermediate market for the termination of calls to Internet.

•	The Corporate website, www.wind.it, was relaunched after a substantial restyling and has proved one of the most popular sites among those run by Italian operators with over 14.7 million pageviews and 664,000 unique visitors (source: Nielsen NetRatings, December 2002).

Rome, 21 March 2003 Enel Rises Stake in Wind to 100% Wind 2002 Results and Strategy

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL AND PRESS CONFERENCE IN ROME. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED AT THE ANALYST CONFERENCE CALL AND PRESS CONFERENCE IN ROME. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED AT THE ANALYST CONFERENCE CALL AND PRESS CONFERENCE IN ROME MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES AND PROJECTIONS, AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT, THE ABILITY TO DIVERSIFY SUCCESSFULLY AND FUTURE CAPITAL EXPENDITURES.

Agenda P. Scaroni: Wind highlights Transaction with France Telecom 2. T. Pompei: 2002 Results Strategic Plan 3. Q&A

Wind Highlights Strong 2002 results driven by volume growth, ARPU increase and VAS rollout Improving regulatory outlook on interconnection prices New business plan focused on consolidating existing assets and leveraging current LLU coverage to reduce opex and capex Financially independent by end of 2004 Additional equity injection of &128;1.0bn to reach financial independence

Agreement with France Telecom Enel will purchase France Telecom's 26.6% of Wind for &128;1,330 million in cash (implied value for 100% of equity &128;5.0bn) Price includes cancellation of FT call option to raise its stake to 44% and implies over 30% discount to our DCF valuation Partial reimbursement mechanism to protect France Telecom in case of cash sale of Wind at higher valuation prior to 12/2004 Enel will assume FT's portion of the shareholder loan (&128;173m)

Transaction Considerations FT seller and Enel natural buyer Financial investor approach to Wind strengthened Significantly increased number of strategic options Elimination of current corporate governance limitations Increased focus on execution of business plan

Agenda P. Scaroni: Wind highlights Transaction with France Telecom 2. T. Pompei: 2002 Results Strategic Plan 3. Q&A

2002 Financial Results1 1 Note: Aggregate Wind + Infostrada revenues for all 2001 2 Excluding intercompany Enel 2002 Revenue Growth 2001 3191 277.52 3457 2002 3644 277 3921 +13.4% Handsets & other revenues Services EBITDA &128;mn 2001 18 18 2002 614 614 0.5% 16.8% % of revenues from services Tangible Intangible 2001 1250 770 2054 2002 1558 493 2068 62% 38% 76% 24% Sales &128;mn Capex &128;mn Mobile up 30% vs 2001 Mobile data up 70% vs 2001 Fixed up 4% vs 20012 Fixed data & internet up 8% vs 2001 2002 Infrastructure Mobile coverage: 98% of population Integration of GRPS system with data network Over 18,000 km of backbone and 2,200 km of MAN 434 LLU sites installed and equipped (26% of addressable market)

Mobile Mn of SIMs Fixed Mn of lines Internet Mn of registered users 2002 Operational Results 2001 7.9 7.9 2002 8.7 8.7 CS CPS LLU 2001 5.4 1.6 7 2002 5.3 2.1 0.05 7.4 2001 9 9 2002 12.4 12.4 Successful migration of Blu customers (c. 450,000 at year- end) Leader in Mobile Number Portability with a 46% market share (130,000 customers) 8bn minutes of traffic Amongst Europe's most successful operators in Local Loop Unbundling 1,500 new activations/day 18bn minutes of traffic Market leader with a growth of 38% on 2001 30bn minutes of traffic Note: Aggregate Wind + Infostrada revenues for all 2001

Strategy Increase push on MNP acquisitions Narrow ARPU gap with domestic competitors Focus on VAS through GSM/GPRS UMTS compliant with licence conditions Develop LLU customer base while maintaining leadership in indirect services (voice & data) Use broadband to position as leading alternative operator Fixed - mobile convergence as distinguishing feature Leverage existing infrastructure (reduce capex) Tight control on opex Increase in on-net traffic Evolve GSM/GPRS network towards most advanced services Mobile Fixed & Internet Cost Leadership

Targets Service revenue growth: 15% CAGR to 2005 ARPU increase: 8% CAGR to 2005 Market share 2005: 18-20% Service revenue growth1 6% CAGR to 2005 Maintain leadership on internet access In 2005 broadband revenues represent c36% of total internet revenues Financially independent by end 2004 EBITDA growth > 40% CAGR to 2005 Euro 1.9bn of cumulated capex in 2003-2005 Net profit positive by 2005 2003-2005 total opex decreasing Mobile Fixed & Internet Overall 1 Excluding intercompany Enel

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: March 21, 2003